UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

In connection with the announcements made by Medigus Ltd. (the “Company”) and furnished on Forms 6-K, on November 18, 2020 and October 26, 2020, regarding its intention to voluntarily delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”), and the TASE previous announcement regarding the delisting of the Company’s ordinary shares par value NIS 1.00 per share (the “Ordinary Shares”), on Monday, January 25, 2021 the Company’s shares were delisted from the TASE. As such the Company’s Ordinary Shares are no longer traded on the TASE, however the Company’s ADSs continue to trade on the Nasdaq Capital Market.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration Nos. 333-237774 and 333-238162) and Form S-8 (Registration Nos. 333-206803, 333-221019 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 26, 2021	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer

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